UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

INHIBIKASE THERAPEUTICS, INC.

(Name of Registrant)

Delaware	001-39676	26-3407249
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

3350 Riverwood Parkway SE, Suite 1900

Atlanta, GA 30339

(Address of Principal Executive Offices)

(678) 392-3419

(Registrant’s Telephone Number)

Approximate Date of Mailing: October 10, 2024

INHIBIKASE THERAPEUTICS, INC.

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

October 10, 2024

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF INHIBIKASE THERAPEUTICS, INC.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO TAKE ANY ACTION.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to “Company,” “we,” “us,” and “our” refer to Inhibikase Therapeutics, Inc.

INTRODUCTION

This Information Statement is being mailed on or about October 10, 2024 to the holders of record at the close of business on October 9, 2024 of the shares of common stock, par value $0.001 per share (“Common Stock”), of Inhibikase Therapeutics, Inc., a Delaware corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in majority control of the Company’s Board of Directors (the “Board of Directors”) other than by a meeting of stockholders. Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors pursuant to the transaction described herein will not occur until at least 10 days following the mailing of this Information Statement.

You are receiving this Information Statement in connection with the expected appointment of new members to the Board of Directors of the Company pursuant to the terms of a Securities Purchase Agreement dated October 9, 2024 (the “Purchase Agreement”), in connection with a private placement (the “Private Placement”) with certain institutional and other accredited investors (the “Purchasers”). The Company and the Purchasers also will enter into a registration rights agreement (the “Registration Rights Agreement”) in connection with the Private Placement.

Pursuant to the Purchase Agreement, the Company agreed to sell in the Private Placement (i) 58,310,000 shares (“Shares”) of the Common Stock, or, in lieu thereof, pre-funded warrants (“Pre-Funded Warrants”) to purchase up to 21,985,000 shares of Common Stock, (ii) Series A-1 Warrants (“Series A-1 Warrants”) to purchase up to 40,139,474 purchase shares of Common Stock or, in lieu thereof, pre-funded warrants (“A-1 Pre-Funded Warrants”) to purchase the same number of shares of Common Stock and (iii) Series B-1 Warrants (“Series B-1 Warrants”, and together with the Series A-1 Warrants, the “Series Warrants”) to purchase up to 73,813,529 shares of Common Stock, or, in lieu thereof, pre-funded warrants (“B-1 Pre-Funded Warrants” and, with the Pre-Funded Warrants, the Series Warrants and the A-1 Pre-Funded Warrants, the “Warrants”) to purchase the same number of shares of Common Stock. In no case will the Series Warrants become exercisable until the Company has obtained the approval of the stockholders of the Company at a meeting of the Company’s stockholders (the “Stockholder Approval”) of an amendment to the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) to increase the number of authorized shares of Common Stock to a number of shares of Common Stock sufficient to allow for the full exercise of the Warrants.

The foregoing descriptions of the terms and conditions of the Purchase Agreement and the forms of the Pre-Funded Warrant, Series A-1 Warrant and Series B-1 Warrant, are qualified in their entirety by reference to the full text of such documents, which are attached as exhibits 10.1, 4.1, 4.2 and 4.3, respectively, to the Current Report on Form 8-K (the “Pricing 8-K”) that was filed by the Company with the Securities and Exchange Commission (the “SEC”) on October 10, 2024.

Pursuant to the Purchase Agreement, the obligations of the Purchasers to purchase the securities at closing of the Private Placement (the “Closing”) are subject to the satisfaction and waiver of, among other things, the following conditions: (i) the Company’s Board of Directors shall have increased the size of the Board of Directors by two members for a total size of seven, (ii) two existing members of the Board of Directors shall have resigned from serving as members of the Company’s Board of Directors, with the effectiveness of such resignations to occur no later than immediately prior to the Closing, (iii) the Company’s Board of Directors shall have appointed Roberto Bellini, Amit Munshi, David Canner and Arvind Kush as directors of the Company to fill the four vacancies created by the foregoing, with the effectiveness of such appointments to occur no later than immediately prior to the Closing and (iv) the Company’s Board of Directors shall have appointed Roberto Bellini as chairperson of the Board of Directors, with the effectiveness of such appointment to occur no later than immediately prior to the Closing.

On September 19, 2024, the Board increased the Company’s authorized number of directors from five to seven, creating two vacancies. Gisele Dion and Paul Grint, M.D. are expected to tender their resignations as directors, to be effective immediately prior to the Closing. The Board of Directors is expected to appoint each of Roberto Bellini, Amit Munshi, David Canner and Arvind Kush to become directors, to be effective immediately prior to the Closing (such new directors collectively referred to herein as the “14F Directors”).

As a result of the foregoing, immediately prior to the Closing, which is expected to occur on October 21, 2024, a majority of our Board of Directors is expected to consist of newly appointed directors. Please read this information statement carefully. It contains certain biographical and other information concerning the 14F Directors.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF NEW DIRECTORS CONSTITUTING A MAJORITY OF THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CHANGE IN MAJORITY OF BOARD OF DIRECTORS

The current directors of the Company are Milton H. Werner, Ph.D., Dennis Berman, Gisele Dion, Roy Freeman, M.D., and Paul Grint, M.D.

On September 19, 2024, the Board increased the Company’s authorized number of directors from five to seven, creating two vacancies.

In accordance with the Purchase Agreement, two individuals, Ms. Dion and Dr. Grint, are expected to tender their resignation as directors, to be effective as of the immediately prior to the Closing.

In accordance with the Purchase Agreement, four individuals, Roberto Bellini, Amit Munshi, David Canner and Arvind Kush are expected to fill the vacancies created by the foregoing as directors of the Company, such that a majority of our board of directors will be newly appointed directors. This change in the Company’s Board of Directors is expected to occur at least ten (10) days after transmission of this Information Statement to all holders of record of our Common Stock.

Our Certificate of Incorporation provides that our Board of Directors be divided into three classes with staggered three-year terms. It is anticipated that the Board of Directors will appoint Amit Munshi as a Class II director, Roberto Bellini as a Class I director, Arvind Kush as a Class III director and David Canner as a Class II director.

Except as described in the immediately succeeding paragraph, none of the 14F Directors to our knowledge has been the subject of any bankruptcy petition filed by or against any business of which an appointee was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Until May 6, 2016, Amit Munshi was the Chief Executive Officer of Epirus Biopharmaceuticals, which filed for bankruptcy on July 25, 2016.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

VOTING SECURITIES

As of June 30, 2024, our authorized capitalization consisted of 100,000,0000 shares of Common Stock, of which 7,216,145 shares were issued and outstanding, 10,000,000 shares of preferred stock, of which none were issued and outstanding. In connection with the Private Placement, subject to the Stockholder Approval, the Company expects to amend its Certificate of Incorporation to increase the number of authorized shares of Common Stock to a number of shares of Common Stock sufficient to allow for the full exercise of the Warrants.

Holders of our shares of Common Stock are entitled to one vote for each share on all matters to be voted on by our stockholders. Holders of our shares of Common Stock have no cumulative voting rights. They are entitled to share ratably in any dividends, if any, that may be declared from time to time by the Board of Directors in its discretion from funds legally available for dividends. Holders of our shares of Common Stock have no preemptive rights to purchase our Common Stock.

Our board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being appointed in each year. There is no cumulative voting with respect to the appointment of directors.

The Company has no other outstanding classes of stock entitled to vote. This Information Statement is being provided pursuant to Rule 14f-1 solely for informational purposes. There will be no vote of the Company’s stockholders related to the matters disclosed herein.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our Common Stock as of October 9, 2024 based on information obtained from the persons named below, with respect to the beneficial ownership of our Common Stock, by:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our Common Stock;

•	each of our named executive officers and directors;

•	all current named executive officers and directors as a group;

•	each individual that is expected to be a named executive officer or director immediately prior to the Closing;

•	all individuals as a group that are expected to be named executive officers or directors immediately prior to the Closing.

The table below does not account for the effect of the Closing of the Private Placement, which is expected to occur on October 21, 2024, or any anticipated grants of stock options expected to occur contemporaneously with the Closing. See the section captioned “Management and Corporate Governance – Certain Anticipated Transactions with 14F Directors” and “Executive Compensation – Certain Option Grants and Option Repricing” for additional information.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Exchange Act.

We have based our calculation of the percentage of beneficial ownership on 8,882,570 shares of our Common Stock outstanding on October 9, 2024. We have deemed shares of our Common Stock subject to stock options that are currently exercisable or exercisable within 60 days of October 9, 2024, to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Inhibikase Therapeutics, Inc., 3350 Riverwood Parkway SE, Suite 1900, Atlanta, GA 30339. The information in the table below is based solely on a review of Schedules 13D and 13G as well as the Company’s knowledge of holdings with respect to its employees and directors and information provided by a major investor.

	Shares Beneficially Owned
Name of Beneficial Owner	Shares	Percentage
Named executive officers and directors
Milton H. Werner, Ph.D.(1)	963,639	10.8%
Garth Lees-Rolfe, C.P.A.(2)	3,228	*
Joseph Frattaroli, C.P.A.(3)	65,690	*
Dennis Berman(4)	40,106	*
Roy Freeman, M.D.(5)	40,106	*
Paul Grint, M.D.**(6)	40,106	*
Gisele Dion** (7)	11,667	*
All current named executive officers and directors as a group (seven persons)(8)	1,038,852	14.7%
Expected named executive officers and directors upon expiration of the Waiting Period
Milton H. Werner, Ph.D.(1)	963,639	10.8%
Garth Lees-Rolfe, C.P.A.(2)	3,228	*

Dennis Berman(4)	40,106		*
Roy Freeman, M.D.(5)	40,106		*
Roberto Bellini	—	—
Amit Munshi	—	—
David Canner	—	—
Arvind Kush	—	—
All expected named executive officers and directors immediately prior to the Closing as a group (seven persons)	1,046,809	14.4%

*	Represents beneficial ownership of less than one percent.
**	Represents a Resigning Director.

(1)	Consists of (a) 889,242 shares held of record by Milton H. Werner, Ph.D. and (b) 74,397 shares underlying options exercisable within 60 days of October 9, 2024.
(2)	Consists of 3,228 shares underlying options exercisable within 60 days of October 9, 2024.
(3)

Consists of (a) 7,357 shares held of record by Flagship Consulting, Inc., an entity controlled by Mr. Frattaroli, (b) 658 shares held directly and (c) 57,675 underlying options exercisable within 60 days of October 9, 2024. Mr. Frattaroli retired from his position as our Chief Financial Officer effective March 31, 2024.

(4)	Consists of 40,106 shares underlying options exercisable within 60 days of October 9, 2024.
(5)	Consists of 40,106 shares underlying options exercisable within 60 days of October 9, 2024.
(6)	Consists of 40,106 shares underlying options exercisable within 60 days of October 9, 2024.
(7)	Consists of 16,667 shares underlying options exercisable within 60 days of October 9, 2024.
(8)	Total does not include shares beneficially owned by Mr. Frattaroli, who retired from his position as our Chief Financial Officer effective March 31, 2024.

MANAGEMENT AND CORPORATE GOVERNANCE

Executive Officers and Directors

The following sets forth information regarding (i) the Company’s current executive officers and directors and (ii) the 14F Directors. Except with respect to the Purchase Agreement, there is no agreement or understanding between the Company and each current or proposed officer or director pursuant to which he was selected as an officer or director.

Name	Age	Position(s) with the Company
Milton H. Werner, Ph.D.	61	President, Chief Executive Officer and Director
Garth Lees-Rolfe, C.P.A.	40	Chief Financial Officer
Gisele Dion	58	Resigning Director
Roy Freeman, M.D.	73	Director
Paul Grint, M.D.	66	Resigning Director
Dennis Berman	73	Director
Roberto Bellini	44	Incoming Chairperson; 14F Director
Amit Munshi	56	14F Director
David Canner	36	14F Director
Arvind Kush	41	14F Director

No family relationships exist between any director, executive officer or 14F Director.

There are no material proceedings to which any director, executive officer or 14F Director, or any associate thereof, is a party adverse to our Company or has a material interest adverse to our Company.

The experience of our current executive officers, key non-executive officers, non-employee directors and scientific advisory board members is as follows:

Executive Officers

Milton H. Werner, Ph.D. has been our President and Chief Executive Officer and a member of our Board of Directors since our formation as a Delaware corporation in June 2010. He founded our predecessor, Inhibikase Therapeutics, LLC, in 2008 as an entrepreneurial start-up in Atlanta, Georgia with initial financial support from the Georgia Research Alliance. Prior to founding Inhibikase, from May 2007 until August 2008, Dr. Werner served as Director of Research at Celtaxsys, Inc., a cell-free immunotherapeutics company. From September 1996 until June 2007, Dr. Werner was a Head of the Laboratory of Molecular Biophysics at The Rockefeller University and departed the University at the rank of Associate Professor. While at The Rockefeller University, Dr. Werner focused on developing more complete understandings of mechanisms of human disease in immunology, oncology and infectious disease. Dr. Werner is the author or co-author of more than 70 research articles, reviews and book chapters and has given lectures on his research work on more than 150 occasions throughout the world. He is the recipient of numerous private and public research grants totaling more than $21 million, and of several awards, including the Young Investigator Award from the Sidney Kimmel Cancer Foundation, the Research Chair from the Brain Tumor Society and a $1 million Distinguished Young Scholars in Medical Research award from the W. M. Keck Foundation. He is also an Adjunct Full Professor in the School of Biology at the Georgia Institute of Technology and a Member of the Winship Cancer Institute of Emory University, both in Atlanta, Georgia. Dr. Werner received his Ph.D. in Chemistry from the University of California, Berkeley and his B.S. in Biochemistry from the University of Southern California. He also completed his post-doctoral training at the National Institute of Health with a specialization in structural biology. We believe Dr. Werner is qualified to serve on our Board of Directors because of the perspective and experience he provides as our founder and as our President and Chief Executive Officer, as well as his experience within the pharmaceutical industry, particularly in the area of neuroscience, infectious disease and drug discovery and development.

Garth Lees-Rolfe has served as our Chief Financial Officer since April 2024 and served as our Vice President of Finance from November 2022 until his appointment as Chief Financial Officer. Mr. Lees-Rolfe previously served as the Vice-President, Finance for F-Star, Inc., a publicly traded global clinical-stage biotech company from December 2021 to November 2022. Prior to that, Mr. Lees-Rolfe worked for 16 years in public practice, most of which was with Ernst & Young, most recently as Senior Manager from 2016 to 2021. Mr. Lees-Rolfe earned a Bachelor of Business from the Queensland University of Technology and a Graduate Certificate in Applied Finance from Kaplan Professional. He is a licensed Certified Public Accountant in the state of Massachusetts and a licensed Chartered Accountant of Australia and New Zealand.

Key Non-Executive Officers

Surendra Singh, Ph.D. has served as our head of Chemistry, Manufacturing and Controls (CMC) as a consultant since August 2014. As our head of Chemistry, Manufacturing and Controls, Dr. Singh establishes and manages the commercial process, global outsourcing, and global vendor management, as well as participates in all aspects of the drafting and review of regulatory documents submitted to the FDA. Since 2011, Dr. Singh has served as chemical manufacturing and controls consultant at Syner-G Pharma Consulting, LLC, a pharmaceutical manufacturing consultancy. From 2001 to 2011, he served in various roles at Sunovion Pharmaceuticals Inc. and its predecessor, Sepracor Inc., including as a director of chemical process research. He is an expert in chemical process research and development, from lead optimization to launch, technology transfer and API manufacturing. Dr. Singh received his doctoral degree from the Indian Institute of Technology in 1991 and was a post-doctoral fellow at The Ohio State University from 1991 to 1994.

Terence Kelly, Ph.D. currently serves as our Medicinal Chemistry and Drug Discovery consultant. Since June 2014, he has served as a member of the board of directors of Cardax, Inc., a life sciences company that develops consumer health and pharmaceutical technologies. Dr. Kelly is a 30-year pharmaceutical industry veteran and, along with Dr. Werner, developed the RAMP™ approach to drug design. He is a founder of Kelly Pharma Research Consulting, LLC and has served as its President since January 2010. From June 2010 to July 2017, he held several positions at CoMentis, including President and CEO. From July 2002 to December 2009, he served as Vice-President of Medicinal Chemistry at Boehringer Ingelheim Pharmaceuticals, Inc. Dr. Kelly received his B.S. in Chemistry from Rensselaer Polytechnic Institute and his Ph.D. in Chemistry from the University of Texas at Austin. He also completed postdoctoral work in natural products synthesis at Yale University and received an M.B.A. from New York University, Stern School of Business.

Warren Olanow, M.D. is our lead medical professional and Chief Executive Officer of CLINTREX. He is the former Henry P. and Georgette Goldschmidt Professor and Chairman of the Department of Neurology at the Mount Sinai School of Medicine in New York City, where he is presently Professor Emeritus in the Department of Neurology and in the Department of Neuroscience. Prior to joining Mount Sinai, he served on the faculties of McGill University, Duke University, and the University of South Florida. He is the former President of the Movement Disorder Society, past President of the International Society of Motor Disturbances, and former Treasurer of the American Neurological Association. He has served on the Board of Directors of the National Space Biomedical Research Institute and the executive committee of the Michael J. Fox Foundation Scientific Advisory Board, and he is the former Chairman of the Scientific Advisory Board of the Bachmann-Strauss Parkinson and of the Dystonia Foundation. Dr. Olanow is the former Co-Editor-in-Chief of the journal, Movement Disorders. He has been principal investigator of numerous studies leading to approval of drugs and devices for treating neurodegenerative diseases. Dr. Olanow received his medical degree from the University of Toronto, performed his neurology training at the New York Neurological Institute at Columbia Presbyterian Medical Center at Columbia University, and undertook postgraduate studies in neuroanatomy at Columbia University.

Non-Employee Directors

Dennis Berman has served as a member of our Board of Directors since December 22, 2020. He has been a co-founder, board member, and seed investor in many private biotechnology and technology companies, five of which have gone public. Currently, Mr. Berman is President of Molino Ventures, a board advisory and venture capital firm focused on privately held and publicly held health care and technology companies in all stages of development. Previously, he was Co-founder and Executive Vice President of Corporate Development of Tocagen Inc., a publicly traded gene therapy company utilizing a replicating retrovirus and prodrug to activate patients’ immune systems against their cancers. Other public companies for which Mr. Berman has served as a seed investor, co-founder, and/or board member include Intervu Inc. (one of the first software-as-a-service companies), which was acquired by Akamai Technologies Inc.; Kintera, Inc. (online fundraising pioneer), which was acquired by Blackbaud, Inc.; Gensia Pharmaceuticals, Inc. (focused on purine/pyrimidine metabolism compounds), which was acquired by Teva Pharmaceutical Industries Limited; and Viagene Biotech Inc. (the first U.S. gene therapy company, which utilized a non- replicating retrovirus), which was acquired by Chiron Corporation/Novartis AG. In addition, he was co-founder of Genovo Inc. (a private gene therapy company founded by James Wilson at the University of Pennsylvania). Mr. Berman also was a seed investor in Calabrian Corporation (a private water treatment company), which was acquired by SK Capital Partners. Earlier, Mr. Berman was a corporate law partner at several large law firms, including Sonnenschein Nath & Rosenthal LLP (now Dentons US LLP) and Reavis & McGrath (now Norton Rose Fulbright US LLP). Mr. Berman holds a Bachelor of Science from Wharton School in Accounting/ Economics and a Bachelor of Arts from the University of Pennsylvania in Economics and is a graduate of Harvard Law School. He has been an Entrepreneur in Residence at Harvard’s Innovation Lab (i-lab) and a guest speaker at Harvard School of Public Health. We believe Mr. Berman’s skills in corporate governance, corporate finance, and value creation in early and late stage pharmaceutical and biotechnology companies make him uniquely qualified to serve on our Board of Directors.

Gisele Dion has served as a member of the Board of Directors since September 1, 2022. Ms. Dion has served as the Chief Accounting Officer of Alnylam Pharmaceuticals since September 2023. Ms. Dion is the former Chief Accounting Officer and Corporate Controller at Takeda Pharmaceutical Ltd. (“Takeda”). She also served as Senior Advisor to the Chief Financial Officer of Takeda. Prior to Takeda’s acquisition of Shire Pharmaceuticals LLC, Ms. Dion was the Senior Vice President, Chief Accounting Officer and Corporate Controller at Shire Pharmaceuticals LLC (“Shire”), a biopharmaceutical company. Previous to Shire, Ms. Dion served as Corporate Controller and Senior Director of Technical Accounting at Biogen Inc., a biotechnology company. Ms. Dion currently serves on the board of Cytek Biosciences, Inc. where she is Chair of its Audit Committee. Her prior experience includes serving as a staff member of the Financial Accounting Standards Board (FASB) and she has served as an Audit Advisor Group Member for the Pharmaceutical Research and Manufacturers of America (PhRMA). Ms. Dion received a B.S. in Accounting and Management Information Systems from Fairfield University. We believe Ms. Dion’s skills in corporate governance and corporate finance in early and late stage pharmaceutical and biotechnology companies makes her uniquely qualified to serve on our Board of Directors. Ms. Dion is expected to resign as a director of the Company effective immediately prior to the Closing.

Roy Freeman, M.D. has served as a member of our Board of Directors since December 22, 2020. Dr. Freeman is a Professor of Neurology at the Harvard Medical School and the Director of the Center for Autonomic and Peripheral Nerve Disorders at Beth Israel Deaconess Medical Center in Boston, Massachusetts. Dr. Freeman is the former chairman of the World Federation of Neurology research group on the autonomic nervous system, former president of the American Autonomic Society, and former chairman of the Autonomic Section of the American Academy of Neurology. He serves on the Executive Committee and the Steering Committee of the Analgesic, Anesthetic, and Addiction Clinical Trial Translations, Innovations, Opportunities, and Networks (ACTTION), a public-private partnership with the United States FDA. Dr. Freeman is Editor-in-Chief of Autonomic Neuroscience: Basic and Clinical and on the editorial boards of The Journal of the Peripheral Nervous System and Clinical Autonomic Research. He is a founder of several companies in pain and neurodegenerative disease and is on the scientific advisory boards of many large and small pharmaceutical and biotechnology companies. He is on the board of directors of Cutaneous Neurodiagnostic Life Sciences. His research and clinical interests are in biomarker development in neurodegenerative disease, the physiology and pathophysiology of the small nerve fibers and the autonomic nervous system, and clinical trial design methodology in peripheral and central nervous system disease. He is the principal investigator on NIH-funded studies on the neurological complications of diabetes, the neurobiology of stress, and biomarker development in alpha-synucleinopathies. He has been a principal investigator on many neurodegenerative diseases and neuropathic pain clinical trials. He has authored more than 280 original reports, chapters, and reviews.

Dr. Freeman received his medical degree from the University of Cape Town. We believe Dr. Freeman’s specific and extensive experience in clinical treatment of Parkinson’s and other neurological disorders coupled with his extensive experience as a director of pharmaceutical companies and as an advisor of novel therapies for neurological diseases makes him uniquely qualified to serve on our Board of Directors.

Paul Grint, M.D. has served as a member of our Board of Directors since December 22, 2020. Dr. Paul Grint was most recently CEO and a member of the board of directors of AmpliPhi Biosciences, which merged with C3J Therapeutics to form Armata Pharmaceuticals. Dr. Grint has more than two decades of experience in biologics and small-molecule research and development, including the successful approval and commercialization of products in the infectious diseases, immunology, and oncology therapeutic areas. Dr. Grint has also served in senior management roles at Cerexa, Forest Laboratories, Kalypsys, Pfizer, IDEC Pharmaceuticals, and Schering-Plough Corporation. He is currently a board member at January Therapeutics, Cardea Bio and Synedgen. He is a Fellow of the Royal College of Pathologists, a member of numerous professional and medical societies, and holds a bachelor’s degree from St. Mary’s Hospital College, University of London and a medical degree from St. Bartholomew’s Hospital College, University of London. Dr. Grint’s extensive leadership experience as both Chief Executive Officer and as a director of privately held and public companies along with his extensive experience in clinical pharmaceutical development makes him uniquely qualified to serve on our Board of Directors. Dr. Grint is expected to resign as a director of the Company effective immediately prior to the Closing.

The experience of our 14F Directors is as follows:

Roberto Bellini currently serves as a Managing Partner at BSQUARED CAPITAL, a family office biotech fund since July 2023. He also serves as a Director of BIOTECanada since May 2016 and is a member of their Executive Committee. He served as Vice Chair of BIOTECanada between May 2016 and June 2019, and between July 2021 and July 2024. Previously, he served as President & Chief Executive Officer and as a Director of BELLUS Health Inc. from January 2010 to July 2023. Under his leadership BELLUS Health Inc. developed camlipixant, a P2X3 antagonist for chronic cough from preclinical to Phase 3. BELLUS Health Inc. was acquired by GSK plc in 2023. Mr. Bellini holds a Bachelor of Science in Biochemistry from McGill University. Mr. Bellini’s extensive experience in the biopharmaceutical industry, including team building, strategy and capital markets activities, gives him the qualifications, attributes and skills to serve as one of the Company’s directors.

Amit Munshi has served as the President, Chief Executive Officer and as a board member of Orna Therapeutics (“Orna”) since May 2024. Prior to this, Mr. Munshi served as the President, Chief Executive Officer and as a board member of ReNAgade Therapeutics from May 2023 until May 2024 (when it was acquired by Orna). Mr. Munshi also has served as chairman of the board of directors of Zura Bio Limited (“Zura”) (Nasdaq: ZURA) since March 2023 and as a director and the chairman of the board of directors of Zura’s accounting predecessor since November 2022. In addition, he serves as a director of two U.S. subsidiaries of Zura. Mr. Munshi has served as a member of the board of directors and audit committee of Galecto Inc. (Nasdaq: GLTO) since May 2020 and as the chairman of the board of Enterprise Therapeutics since January 2020. Mr. Munshi was President and Chief Executive Officer of Arena Pharmaceuticals Inc. (Nasdaq:ARNA) from May 2016 to March 2022 and a member of its board of directors from June 2016 until March 2022, when Arena Pharmaceuticals was sold to Pfizer Inc. Mr. Munshi also served as a member of the board of directors and audit committee of Pulmatrix Inc. (Nasdaq: PULM) from June 2017 until March 2021. Previously, from May 2012 until May 6, 2016, Mr. Munshi was the Chief Executive Officer of Epirus Biopharmaceuticals, which filed for bankruptcy on July 25, 2016. Prior to Epirus, Mr. Munshi was CEO of Percivia LLC (sold to Johnson & Johnson) and Chief Business Officer and co-founder of Kythera (Nasdaq:KYTH) (sold to Allergan). Mr. Munshi holds a B.S. in Economics and a B.A. in History from the University of California, Riverside, and an M.B.A. from the Peter F. Drucker School of Management at Claremont Graduate University. Mr. Munshi has more than 30 years of global biopharmaceutical industry experience in executive management, business development, product development and portfolio management. Mr. Munshi’s extensive executive management and business experience in the global biopharmaceutical industry and in-depth knowledge of product development gives him the qualifications, attributes and skills to serve as one of the Company’s directors.

Arvind Kush has served as the Chief Financial and Chief Business Officer of Candid Therapeutics, Inc. (“Candid”) a biotechnology company, since July 2024. Mr. Kush has over 15 years of finance and investment banking experience. Prior to Candid, Arvind was Chief Financial Officer at RayzeBio, Inc., a biotechnology company, from November 2021, where he oversaw over $160 million in a private financing in 2022, $350+ million IPO in 2023 and $4.1B in the company’s acquisition by Bristol Meyers Squibb in February 2024. Previously, Mr. Kush served in increasing responsibility, most recently as managing director in the Healthcare Group in the Global Corporate Investment Banking Division at BofA Securities from February 2018 until November 2021, advising biopharmaceutical companies on strategic and financing transactions. Mr. Kush holds a Bachelor in Engineering in Computer Science from Visvesvaraya Technological University and an MBA from Goizueta Business School, Emory University. Mr. Kush’s extensive experience in finance, first as an investment banker and then as CFO of two different companies, make him qualified to serve as one of the Company’s directors.

David Canner is a partner at Soleus Capital which he joined in 2018. Mr. Canner has served as an investor in biotechnology companies for the past six years, and has served on the board of directors of both therapeutic and non-therapeutic privately held life sciences companies. Mr. Canner holds a BA in Chemistry from Princeton University and a PhD in Biology from the Massachusetts Institute of Technology. Mr. Canner’s extensive experience researching, evaluating and investing in life sciences companies make him qualified to serve as one of the Company’s directors.

Board of Directors Composition

Our Board of Directors currently consists of five members, with two vacancies. The number of directors is fixed by our Board of Directors, subject to the terms of our Certificate of Incorporation and Amended and Restated Bylaws. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal. During 2023, our Board of Directors held 14 meetings and took action by written consent on five other occasions. Each incumbent director attended at least 75% of the aggregate of the total number of meetings of our Board of Directors held during the period for which he or she was a director and the total number of meetings held by all committees on which he or she served during the periods that he or she served.

Our Certificate of Incorporation provides that our Board of Directors be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms.

Our current directors are divided among the three classes as follows:

•	the current Class II directors are Dr. Freeman and Dr. Grint, and their terms will expire at the annual meeting of stockholders to be held in 2025;

•	the current Class III directors are Mr. Berman and Ms. Dion, and their terms will expire at the annual meeting of stockholders to be held in 2026; and

•	the current Class I director is Dr. Werner, and his term will expire at the annual meeting of stockholders to be held in 2027.

Following the expected resignations of Dr. Grint and Ms. Dion, it is expected that our directors will be divided among the three classes as follows:

•	the Class II directors will be Dr. Freeman, Mr. Munshi and Mr. Canner, and their terms will expire at the annual meeting of stockholders to be held in 2025;

•	the Class III directors will be Mr. Berman and Mr. Kush, and their terms will expire at the annual meeting of stockholders to be held in 2026; and

•	the Class I directors will be Dr. Werner and Mr. Bellini, and their terms will expire at the annual meeting of stockholders to be held in 2027.

At each annual meeting of stockholders, upon the expiration of the term of a class of directors, the successor to each such director in the class will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and until his or her successor is duly elected and qualified, in accordance with our Certificate of Incorporation. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

This classification of our Board of Directors may have the effect of delaying or preventing changes in control of our Company.

In addition, under the terms of our Certificate of Incorporation and our Amended and Restated Bylaws, members of our Board of Directors may only be removed for cause. This may also have the effect of delaying or preventing changes in control of our Company.

Board of Directors Leadership Structure

Dr. Werner serves as our President and Chief Executive Officer. At the present time the Company does not have a Chairperson of our Board of Directors. However, in accordance with the Purchase Agreement, it is expected that Mr. Bellini will be appointed to serve as Chairperson of our Board of Directors. When appointed to serve as Chairperson of our Board of Directors, Mr. Bellini will not be an officer. We expect and intend the positions of Chairperson of our Board of Directors, when and if appointed, and Chief Executive Officer to continue to be held by two separate individuals in the future.

Board of Directors Committees

The Board of Directors has established three standing committees of the board consisting of an audit committee, a compensation committee and a corporate governance and nominating committee, each of which has the composition and the responsibilities described below. Each committee operates pursuant to a written charter that has been approved by our Board of Directors and the corresponding committee and that is reviewed annually and revised as appropriate. Each charter is available on our website at https://www.inhibikase.com/investors/corporate-governance. Information on our website is not, and shall not be deemed to be, a part of this Information Statement or incorporated into any other filings we make with the SEC.

Audit Committee

Dr. Grint, Ms. Dion and Mr. Berman, each of whom is a non-employee member of our Board of Directors, currently comprise our audit committee. Ms. Dion is the current chair of our audit committee, and is our audit committee financial expert, as that term is defined under the applicable SEC rules, and possesses financial sophistication, as defined under the rules of The Nasdaq Capital Market (“Nasdaq”).

Following the expected resignations of Dr. Grint and Ms. Dion and appointment of the 14F Directors, the membership of our audit committee, chair of our audit committee and audit committee financial expert are expected to change.

All current members of our audit committee are independent, as that term is defined under the rules of Nasdaq. Our audit committee is responsible for overseeing our corporate accounting and financial reporting process, assisting our Board of Directors in monitoring our financial systems, and overseeing legal, healthcare and regulatory compliance. Our audit committee also:

•	selects and hires the independent registered public accounting firm to audit our financial statements;

•	helps to ensure the independence and performance of the independent registered public accounting firm;

•	approves audit and non-audit services and fees;

•

reviews financial statements and discusses with management and the independent registered public accounting firm our annual audited and quarterly financial statements, the results of the independent audit and the quarterly reviews and the reports and certifications regarding internal controls over financial reporting and disclosure controls;

•	prepares the audit committee report that the SEC requires to be included in our annual proxy statement;

•	reviews reports and communications from the independent registered public accounting firm;

•	reviews the adequacy and effectiveness of our internal controls and disclosure controls and procedure;

•	reviews our policies on risk assessment and risk management;

•	reviews related party transactions; and

•

establishes and oversees procedures for the receipt, retention and treatment of accounting related complaints and the confidential submission by our employees of concerns regarding questionable accounting or auditing matters.

Our audit committee operates under a written charter, which we believe satisfies the applicable rules of the SEC and the listing standards of Nasdaq. During 2023, our audit committee held four meetings.

Compensation Committee

Dr. Grint, Ms. Dion and Dr. Freeman each of whom is a non-employee member of our Board of Directors, currently comprise our compensation committee. Dr. Grint is currently the chair of our compensation committee.

Following the expected resignations of Dr. Grint and Ms. Dion and appointment of the 14F Directors, the composition of our compensation committee and the chair of our compensation committee are expected to change.

All of the members of our compensation committee are independent, as that term is defined under the rules of Nasdaq. Our compensation committee oversees our compensation policies, plans and benefits programs. The compensation committee also:

•	oversees our overall compensation philosophy and compensation policies, plans and benefit programs;

•	reviews and recommends to our Board of Directors for approval compensation for our executive officers and directors;

•

prepares the compensation committee report that the SEC would require to be included in our annual proxy statement if we were no longer deemed to be an emerging growth company or a smaller reporting company; and

•	administers our equity compensation plans.

Our compensation committee operates under a written charter, which satisfies the applicable rules of the SEC and the listing standards of Nasdaq. During 2023, our compensation committee held four meetings.

Our compensation committee also reviews the performance and development of our management in achieving corporate goals and objectives and assures that our executive officers (including our chief executive officer) are compensated effectively in a manner consistent with our strategy, competitive practice and stockholder interests, as well as such other matters as directed by the Board of Directors or the compensation committee charter.

Our compensation committee also has the authority to form and delegate authority to one or more subcommittees as it deems appropriate from time to time under the circumstances. The compensation committee annually reviews the performance of each of the executive officers, including the chief executive officer. It then determines and approves the compensation of each executive officer, other than the chief executive officer, and determines and makes recommendations regarding the chief executive officer’s compensation level to the Board of Directors for approval.

Corporate Governance and Nominating Committee

Mr. Berman, Dr. Grint and Dr. Freeman each of whom is a non-employee member of our Board of Directors, currently comprise our corporate governance and nominating committee. Mr. Berman is the chair of our corporate governance and nominating committee.

Following the expected resignation of Dr. Grint and appointment of the 14F Directors, the composition of our corporate governance and nominating committee is expected to change.

All members of our corporate governance and nominating committee are independent, as that term is defined under the rules of Nasdaq. Our corporate governance and nominating committee oversees and assists our Board of Directors in reviewing and recommending nominees for election as directors. Specifically, the corporate governance and nominating committee also:

•	identifies, evaluates and makes recommendations to our Board of Directors regarding nominees for election to our Board of Directors and its committees;

•	considers and makes recommendations to our Board of Directors regarding the composition of our Board of Directors and its committees;

•	reviews developments in corporate governance practices;

•	evaluates the adequacy of our corporate governance practices and reporting; and

•	evaluates the performance of our Board of Directors and of individual directors.

Our corporate governance and nominating committee operates under a written charter, which satisfies the applicable rules of the SEC and the listing standards of Nasdaq. During 2023, our corporate governance and nominating committee held two meetings.

Compensation Committee Interlocks and Inside Participation

None of the current or expected members of our compensation committee are or have been an officer or employee of our Company. None of our executive officers currently serve, or in the past fiscal year has served, on the board of directors or compensation committee (or other board of directors’ committee performing equivalent functions) of any entity that has one or more executive officers serving on our Board of Directors or compensation committee.

Risk Oversight

In its governance role, and particularly in exercising its duty of care and diligence, the Board of Directors is responsible for ensuring that appropriate risk management policies and procedures are in place to protect the Company’s assets and business. Our Board of Directors has broad and ultimate oversight responsibility for our risk management processes and programs and executive management is responsible for the day-to-day evaluation and management of risks to the Company.

Process for Identifying and Evaluating Nominees for the Board of Directors

Director Qualifications

The corporate governance and nominating committee has not formally established any specific, minimum qualifications that must be met by each candidate for the Board of Directors or specific qualities or skills that are necessary for one or more of the members of the Board of Directors to possess.

Identifying Nominees

The corporate governance and nominating committee has two primary methods for identifying director candidates (other than those proposed by our stockholders, as discussed below). First, on a periodic basis, the nominating committee will solicit ideas for possible candidates from a number of sources, including members of the Board of Directors, our executive officers and individuals personally known to the members of the Board of Directors. Second, the corporate governance and nominating committee is authorized to use its authority under its charter to retain at our expense one or more search firms to identify candidates (and to approve such firms’ fees and other retention terms).

Stockholder Candidates

The corporate governance and nominating committee will consider candidates for nomination as a director submitted by stockholders. Although the corporate governance and nominating committee does not have a separate policy that addresses the consideration of director candidates recommended by stockholders, the Board of Directors does not believe that such a separate policy is necessary because our Amended and Restated Bylaws permit stockholders to nominate candidates and one of the duties set forth in the corporate governance and nominating committee charter is to consider director candidates submitted by stockholders in accordance with our Amended and Restated Bylaws. The corporate governance and nominating committee will evaluate individuals recommended by stockholders for nomination as directors according to the criteria discussed above and in accordance with our Amended and Restated Bylaws and the procedures described under “Stockholder Proposals and Nominations” below.

Review of Director Nominees

The corporate governance and nominating committee will evaluate any candidates recommended by stockholders against the same criteria and pursuant to the same policies and procedures applicable to the evaluation of candidates proposed by our directors, executive officers, third-party search firms or other sources. In evaluating proposed director candidates, the corporate governance and nominating committee may consider, in addition to any minimum qualifications and other criteria for Board of Directors membership approved by the Board of Directors from time to time, all facts and circumstances that it deems appropriate or advisable, including, among other things, the proposed director candidate’s understanding of our business and industry on a technical level, his or her judgment and skills, his or her depth and breadth of professional experience or other background characteristics, his or her independence, his or her willingness to devote the time and effort necessary to be an effective board member, and the needs of the Board of Directors. We do not have a formal policy with regard to the consideration of diversity in identifying director nominees. However, the Board of Directors believes that it is essential that its members represent diverse viewpoints, with a broad array of experiences, professions, skills, geographic representation and backgrounds that, when considered as a group, provide a sufficient mix of perspectives to allow the Board of Directors to best fulfill its responsibilities to the long-term interests of our stockholders. The corporate governance and nominating committee considers at least annually, and recommends to the Board of Directors suggested changes to, if any, the size, composition, organization and governance of the Board of Directors and its committees.

Stockholder Proposals and Nominations

In order for a stockholder to nominate a person for election as a director at the 2025 Annual Meeting of stockholders, you must provide written notice to Inhibikase Therapeutics, Inc., 3350 Riverwood Parkway SE, Suite 1900, Atlanta, Georgia 30339, c/o Corporate Secretary. The notice of a proposed director nomination must provide information and documentation as required in our Amended and Restated Bylaws which, in general, require that the notice of a director nomination include the information about the nominee that would be required to be disclosed in the solicitation of proxies for the election of a director under federal securities laws; a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder; a written statement executed by the nominee acknowledging that as a director of the Company, the nominee will owe a fiduciary duty under Delaware law with respect to the Company and its stockholders; and any other information relating to the nominee that would be required to be disclosed about such nominee if proxies were being solicited for the election or re-election of the nominee as a director, or that is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including without limitation the nominee’s written consent to being named in the proxy statement, if any, as a nominee and to serving as a director if elected or re-elected, as the case may be). A copy of the Amended and Restated Bylaw requirements will be provided upon request to the Corporate Secretary at the address above.

Effective September 1, 2022, Rule 14a-19 under the Exchange Act requires the use of a universal proxy card in contested director elections. Under this “universal proxy rule,” a stockholder intending to engage in a director election contest with respect to an annual meeting of stockholders must give the Company notice of its intent to solicit proxies by providing the name(s) of the stockholder’s nominee(s) and certain other information at least 60 calendar days prior to the anniversary of the previous year’s annual meeting date (except that, if the Company did not hold an annual meeting during the previous year, or if the date of the meeting has changed by more than 30 calendar days from the previous year, then notice must be provided by the later of 60 calendar days prior to the date of the annual meeting or the 10th calendar day following the day on which public announcement of the date of the annual meeting is first made by the Company).

Stockholder Communications with the Board of Directors

Stockholders and other interested parties may make their concerns known confidentially to the Board of Directors or the independent directors by submitting a communication in an envelope addressed to the “Board of Directors,” a specifically named independent director or the “Independent Directors” as a group, in care of the Corporate Secretary. All such communications will be conveyed, as applicable, to the full Board of Directors, the specified independent director or the independent directors as a group.

EXECUTIVE COMPENSATION

Our named executive officers for fiscal 2023, who consist of our principal executive officer and our next most highly compensated executive officer, are:

•	Milton H. Werner, Ph.D., our President and Chief Executive Officer; and

•	Joseph Frattaroli, C.P.A., our former Chief Financial Officer.[1]

(1)

As previously announced on January 16, 2024, Mr. Frattaroli retired from his position as Chief Financial Officer on March 31, 2024 and Garth Lees-Rolfe, our former Vice President of Finance, was appointed Chief Financial Officer effective April 1, 2024.

Summary Compensation Table

The following table sets forth information regarding the compensation of our named executive officers for the years ended December 31, 2023 and December 31, 2022:

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Milton H. Werner, Ph.D.	2023	510,000	—	113,472	170,850	17,107	811,429
President and Chief Executive Officer	2022	500,833	—	85,865	140,250	17,107	744,055
Joseph Frattaroli, C.P.A.	2023	408,333	—	48,631	123,000	—	579,964
Former Chief Financial Officer	2022	395,833	—	42,932	136,000	—	574,765

(1)	Dr. Werner’s annual base salary rate was $510,000 for the duration of fiscal 2023. Mr. Frattaroli’s annual base salary rate increased from $400,000 to $410,000 effective March 1, 2023.
(2)

The amount reported in this column for each named executive officer represents the aggregate grant date fair value of the option award made to such named executive officer, as calculated in accordance with FASB Accounting Standards Codification Topic 718, or ASC 718. The calculation of the grant date fair value of the option awards disclosed in this column is based on a risk-free interest rate of 4.3%, an expected volatility rate of 98.13%, an expected term of 4.5 years and an expected dividend yield of 0%.

(3)

The amount reported in this column for each named executive officer represents the award earned by such named executive officer under our annual performance-based cash incentive program in respect of fiscal 2023 performance. These amounts were paid in 2024.

(4)	The amount reported in this column represents $5,023 paid by us for Dr. Werner’s life insurance policy premiums and $12,084 paid by us for Dr. Werner’s automobile expenses.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning outstanding equity awards held by each of our named executive officers as of December 31, 2023:

	Option Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Milton H. Werner	11/1/2015	(1)	3,643	—	—	13.86	11/1/2025
	11/1/2016	(2)	3,643	—	—	13.86	11/1/2026
	11/1/2017	(3)	3,643	—	—	13.86	11/1/2027
	11/1/2018	(4)	3,643	—	—	28.76	11/1/2028
	11/1/2019	(5)	3,643	—	—	33.43	11/1/2029
	12/22/2020	(7)	16,667	—	—	60.00	12/22/2027
	3/7/2022	(8)	12,153	8,681	—	6.42	3/7/2029
	3/7/2022	(9)	—	—	41,667	6.42	3/7/2029
	3/1/2023	(10)	—	35,000	—	4.44	3/1/2030
	3/1/2023	(11)	—	—	17,500	4.44	3/1/2030
Joseph Frattaroli	8/25/2020	(6)	3,643	—	—	35.42	8/25/2027
	8/25/2020	(6)	25,000	—	—	35.42	8/25/2027
	12/22/2020	(7)	16,667	—	—	60.00	12/22/2027
	3/7/2022	(8)	6,077	4,304	—	6.42	3/7/2029
	3/7/2022	(9)	—	—	20,834	6.42	3/7/2029
	3/1/2023	(10)	—	15,000	—	4.44	3/1/2030
	3/1/2023	(11)	—	—	7,500	4.44	3/1/2030

(1)	All of the shares subject to this option were vested as of November 1, 2016.
(2)	All of the shares subject to this option were vested as of November 1, 2017.
(3)	All of the shares subject to this option were vested as of November 1, 2018.
(4)	All of the shares subject to this option were vested as of November 1, 2019.
(5)	All of the shares subject to this option were vested as of November 1, 2020.
(6)

The option granted on August 25, 2020 was issued to Flagship Consulting, Inc. (“Flagship”). Flagship is owned and controlled by Mr. Frattaroli. All of the shares subject to this option were vested as of August 25, 2020.

(7)

With respect to the options granted to each of Dr. Werner and Mr. Frattaroli on December 22, 2020, one-third of each such option vested and became exercisable on the first anniversary of the closing of our initial public offering (i.e., December 28, 2021), and the remainder vested and became exercisable in 24 equal monthly installments thereafter (commencing with January 1, 2022), subject generally to the relevant named executive officer’s continued service through each vesting date.

(8)

With respect to the options granted to each of Dr. Werner and Mr. Frattaroli on March 7, 2022 that are disclosed in these rows, one-third of each such option vested and became exercisable on March 7, 2023, and the remaining portion will vest and become exercisable in 24 equal monthly installments thereafter (commencing with April 1, 2023), subject generally to the relevant named executive officer’s continued service through each vesting date.

(9)

With respect to the options granted to each of Dr. Werner and Mr. Frattaroli on March 7, 2022 that are disclosed in these rows, each such option is subject to performance conditions and will vest and become exercisable only if and when the performance conditions have been met. There is no assurance that the performance conditions will be met, and therefore, all or a portion of these options may never vest or become exercisable. As of December 31, 2023, no performance conditions were met.
(10)

With respect to the options granted to each of Dr. Werner and Mr. Frattaroli on March 1, 2023 that are disclosed in these rows, one-third of each such option will vest and become exercisable on March 1, 2024, and the remaining portion will vest and become exercisable in 24 equal monthly installments thereafter (commencing with April 1, 2024), subject generally to the relevant named executive officer’s continued service through each vesting date.

(11)

With respect to the options granted to each of Dr. Werner and Mr. Frattaroli on March 1, 2023 that are disclosed in these rows, each such option is subject to performance conditions and will vest and become exercisable only if and when the performance conditions have been met. There is no assurance that the performance conditions will be met, and therefore, all or a portion of these options may never vest or become exercisable. As of December 31, 2023, no performance conditions were met.

Employment Arrangements with Our Named Executive Officers as of December 31, 2023

Milton H. Werner, Ph.D. Employment Agreement (“Werner Employment Agreement”)

Dr. Werner received an annual base salary of $510,000 during fiscal 2023, which was increased to $535,500 effective April 1, 2024, and is eligible to receive an annual performance cash bonus with a target amount equal to 50% of his annual base salary, which cash bonus is earned based on the achievement of performance goals established by the compensation committee in the first quarter of the year. The performance goals may include a number of factors such as the successful progression of clinical trials, pre-clinical trials and development, the successful submission of regulatory filings, the discovery and development of additional candidate molecules, the entry into one or more strategic partnerships, the adequacy of the Company’s working capital, investor relations and successful organizational growth.

Pursuant to the Werner Employment Agreement, Dr. Werner is subject to a one-year post-termination non-compete and non-solicit of employees and clients. He is also bound by confidentiality obligations.

In the event of a termination of Dr. Werner’s employment by the Company without “cause” or by Dr. Werner for “good reason” (in each case, other than within twelve months following a “change in control”), Dr. Werner is entitled to receive: (i) an amount equal to twelve months of his base salary, paid out in equal installments over a six-month period; (ii) payment of any annual bonus accrued for the year prior to the year of termination (to the extent not already paid); (iii) payment of a pro-rated annual bonus (pro-rated based on the number of days Dr. Werner was employed during the year) for the year of termination based on actual performance through the end of the year and paid when bonuses are paid to other senior executives of the Company; (iv) reimbursement of his COBRA premiums for up to twelve months; and (v) full vesting of any outstanding, unvested equity awards granted to him by the Company. Dr. Werner’s outstanding vested stock options generally will remain exercisable no longer than six months following such a termination.

In the event of a termination of Dr. Werner’s employment by the Company without “cause” or by Dr. Werner for “good reason” (in each case, within twelve months following a “change in control”), Dr. Werner is entitled to receive: (i) an amount equal to eighteen months of his base salary, paid out in equal installments over a 12-month period; (ii) payment of any annual bonus accrued for the year prior to the year of termination (to the extent not already paid); (iii) an amount equal to his-then target annual bonus; (iv) payment of a pro-rated target annual bonus (pro-rated based on the number of days Dr. Werner was employed during the year) for the year of termination; (v) reimbursement of his COBRA premiums for up to eighteen months; and (vi) full vesting for any outstanding, unvested equity awards granted to him by the Company. Dr. Werner’s outstanding vested stock options generally will remain exercisable no longer than six months following such a termination.

The receipt of any termination benefits described above is subject to Dr. Werner’s execution of a release of claims in favor of the Company, a form of which is attached as an exhibit to the Werner Employment Agreement.

In the event of Dr. Werner’s termination due to death or disability, Dr. Werner will receive full vesting for any outstanding, unvested equity awards granted to him by the Company.

The Werner Employment Agreement also provides for monthly severance payments in connection with any termination other than by the Company without “cause”, by Dr. Werner for “good reason” or due to Dr. Werner’s death. Such severance payments are in an aggregate amount equal to one-half of Dr. Werner’s highest annual base salary during the two years preceding termination. Such severance payments will be paid over either (i) a six-month period in the event of a termination that does not occur within twelve months following a “change in control,” or (ii) a twelve-month period in the event the termination occurs within twelve months following a “change in control.”

Under the Werner Employment Agreement, “cause” means generally: the conviction of or plea of nolo contendere to a felony; the commission of fraud, misappropriation or embezzlement against any person; the theft or misappropriation of Company property; the breach of the Werner Employment Agreement by Dr. Werner (subject to a cure right); the willful or gross neglect by Dr. Werner of his duties (subject to a cure right); willful or gross misconduct in Dr. Werner’s performance of his duties (subject to a cure right); or the willful violation of any material Company policy (subject to a cure right).

“Good reason” means generally: a material diminution in authority, duties or responsibilities; a material diminution in base salary that persists for longer than twelve months; or a material breach of the Werner Employment Agreement by the Company. For good reason to apply, Dr. Werner must provide notice to the Company within 90 days of the initial existence of one of the above conditions; the Company must fail to cure such condition within 30 days; and Dr. Werner must terminate his employment within 180 days following the initial existence of the condition.

“Change in control” means generally: a merger or consolidation of the Company with another corporation (other than a transaction in which the voting securities outstanding prior to the transaction continue to represent more than 50% of the total voting power of the surviving entity after the transaction); the approval of a plan of complete liquidation of the Company or an agreement for the sale of all or substantially all of the Company’s assets; or a person or entity becomes the beneficial owner of securities of the Company representing 50% or more of the total voting power of the Company.

Joseph Frattaroli, C.P.A. Employment Agreement (“Frattaroli Employment Agreement”)

Mr. Frattaroli retired from his position as Chief Financial Officer effective March 31, 2024. Prior to his retirement, Mr. Frattaroli received an annual base salary of $410,000 (increased effective March 1, 2023 from $400,000) and was eligible to receive an annual performance cash bonus with a target amount equal to 40% of his annual base salary, which cash bonus was earned based on the achievement of performance goals established by the compensation committee of the Board of Directors in the first quarter of the year. The performance goals may have included a number of factors such as the successful progression of clinical trials, pre-clinical trials, and development, the successful submission of regulatory filings, the adequacy of the Company’s working capital, investor relations, financial reporting and operations, budgeting and successful organizational growth.

Pursuant to the Mr. Frattaroli’s employment agreement with the Company (the “Frattaroli Employment Agreement”), Mr. Frattaroli is subject to a one-year post-termination non-compete and non-solicit of employees and clients. He is also bound by confidentiality obligations.

In the event of a termination of Mr. Frattaroli’s employment by the Company without “cause” or by Mr. Frattaroli for “good reason” other than in connection with a change in control, Mr. Frattaroli is entitled to receive: (i) severance payments equal to nine months of his base salary, paid out in equal installments in accordance with the Company’s normal payroll practices; (ii) payment of any annual bonus accrued for the year prior to termination (to the extent not already paid); (iii) payment of a pro-rated annual bonus (pro-rated based on the number of days Mr. Frattaroli was employed during the year) for the year of termination based on actual performance through the end of the year and paid when bonuses are paid other senior executives of the Company; and (iv) reimbursement for the difference between the cost of COBRA and Mr. Frattaroli’s contribution for health insurance for up to nine months following termination.

In the event of a termination of Mr. Frattaroli’s employment by the Company without “cause” or by Mr. Frattaroli for “good reason” within 12 months following a change in control, Mr. Frattaroli is entitled to receive: (i) severance payments equal to 12 months of his base salary, paid in a lump sum; (ii) payment of any annual bonus accrued for the year prior to termination (to the extent not already paid); (iii) payment of a pro-rated annual bonus (pro-rated based on the number of days Mr. Frattaroli was employed during the year) for the year of termination based on target; (iv) an amount equal to his-then target annual bonus; (v) reimbursement for the difference between the cost of COBRA and Mr. Frattaroli’s contribution for health insurance for up to 12 months following termination; and (vi) full vesting for any outstanding, unvested equity awards granted to him by the Company.

The receipt of any termination benefits described above is subject to Mr. Frattaroli’s execution of a release of claims in favor of the Company, a form of which is attached as an exhibit to the Frattaroli Employment Agreement.

The Frattaroli Employment Agreement also provides for monthly severance payments in connection with any termination other than by the Company without “cause”, by Mr. Frattaroli for “good reason” or due to death. Such severance payments are in an aggregate amount equal to one-half of Mr. Frattaroli’s highest annual base salary during the two years preceding termination. Such severance payments will be paid over either (A) a nine-month period in the event of a termination that is not in connection with a change in control, or (B) a 12-month period in the event the termination occurs within 12 months following a change in control.

Under the Frattaroli Employment Agreement, “cause” means generally: the commission of an act of disloyalty, dishonesty, breach of trust, fraud, misconduct, bad faith, embezzlement, misappropriation of Company assets, or destruction of Company property; gross negligence in the performance of employment duties; refusal, failure or willful nonfeasance to perform employment duties; failure to comply with Company policy (subject to a cure right); conduct which is materially detrimental to the reputation, goodwill or business operation of the Company; the conviction for, or plea of nolo contendere, to a felony; or a breach of the Frattaroli Employment Agreement by Mr. Frattaroli (subject to a cure right).

“Good reason” and “change in control” under the Frattaroli Employment Agreement have the same meanings as those provided in the Werner Employment Agreement, as described above

Equity Compensation

On March 1, 2023, we granted, under our 2020 Plan (as defined below), an option to purchase 35,000 shares of our Common Stock to Dr. Werner and an option to purchase 15,000 shares of our Common Stock to Mr. Frattaroli, both of which are subject to time-based vesting. One third of each such option award will vest and become exercisable on March 1, 2024, and the remaining portion will vest and become exercisable in 24 equal monthly installments thereafter (commencing with April 1, 2024), subject generally to the relevant named executive officer’s continued service through each vesting date.

Also, on March 1, 2023, we granted, under our 2020 Plan, an option to purchase 17,500 shares of our Common Stock to Dr. Werner and an option to purchase 7,500 shares of our Common Stock to Mr. Frattaroli, both of which are subject to performance-based vesting.

The performance based criteria for vesting may include a number of factors such as the successful progression of clinical trials, pre-clinical trials, and development, the successful submission of regulatory filings, the discovery and development of additional candidate molecules, the entering into of one or more strategic partnerships, the adequacy of the Company’s working capital, investor relations and successful organizational growth.

In connection with Mr. Frattaroli’s retirement on March 31, 2024, the compensation committee of our board of directors has authorized the extension of the exercise period for each of Mr. Frattaroli’s vested option awards subject to time-based vesting until the original expiration date of each of such option award.

Other Benefits

We maintain a Simple IRA retirement savings plan for the benefit of our employees, including our named executive officers, who satisfy certain eligibility requirements. Under the Simple IRA, eligible employees may elect to defer a portion of their compensation, within the limits prescribed by the Code, on a pre-tax basis through contributions to the Simple IRA plan. The Simple IRA plan authorizes employer safe harbor matching contributions equal to 3% of covered compensation for eligible employees. The Simple IRA plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement program, contributions to the Simple IRA plan and earnings on those contributions are not taxable to the employees until distributed from the Simple IRA plan.

Our named executive officers who are full time employees are eligible to participate in our medical and dental insurance plans, which are paid by the Company at 90% following the completion of the December 2020 initial public offering, with the remainder paid by the eligible employee. In addition, it is the Company’s practice to reimburse Dr. Werner $418.76 per month in respect of premiums that he pays on his life insurance policy. The Company also paid Dr. Werner $12,084 in 2023 for automobile expenses.

Pledging and Hedging Policies

Under the terms of our Insider Trading Policy, our executive officers and directors are prohibited from: trading in call or put options involving our securities and other derivative securities, engaging in short sales of our securities, holding our securities in a margin account, all forms of hedging or monetizing our transactions, such as zero-cost collars and forward sale contracts, and pledging Company securities to secure margin or other loans.

Current Director Compensation

The following table presents the total compensation earned for services by each of our current non-employee directors during the year ended December 31, 2023.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Mr. Dennis Berman(2)	58,000	16,854	74,854
Dr. Roy Freeman(3)	49,000	16,854	65,854
Dr. Paul Grint(4)	64,000	16,854	80,854
Ms. Gisele Dion(5)	65,000	16,854	81,854

(1)

The amounts disclosed represent the aggregate grant date fair value of the option award as calculated in accordance with FASB Accounting Standards Codification Topic 718, or ASC 718. The calculation of the grant date fair value of the option awards disclosed in this column includes a risk-free interest rate of 4.22%, expected volatility of 98.13%, expected term of 4 years and an expected dividend yield of 0%. These amounts do not correspond to the actual value that may be recognized by the directors upon vesting of the applicable awards.

(2)	As of December 31, 2023, the aggregate number of shares of our Common Stock underlying the options granted to Mr. Berman was 40,106.
(3)	As of December 31, 2023, the aggregate number of shares of our Common Stock underlying the options granted to Dr. Freeman was 40,106.
(4)	As of December 31, 2023, the aggregate number of shares of our Common Stock underlying the options granted to Dr. Grint was 40,106.
(5)	As of December 31, 2023, the aggregate number of shares of our Common Stock underlying the options granted to Ms. Dion was 16,667.

Our Board of Directors has approved the following compensation program for our non-employee directors, which became effective upon conclusion of the December 2020 initial public offering. Each non-employee director is eligible to receive compensation for his or her service consisting of annual cash retainers and equity awards as described below. Our Board of Directors may revise outside director compensation as it deems necessary or appropriate.

Cash Compensation

All non-employee directors are entitled to receive the following cash compensation for their services:

•	$40,000 per year for service as a board member;

•	$30,000 per year additionally for service as non-executive Chairperson of the Board;

•	$20,000 per year additionally for service as chair of the audit committee;

•	$10,000 per year additionally for service as member of the audit committee, increased from $5,000 per year, effective January 1, 2022 (excluding committee chair);

•	$10,000 per year additionally for service as chair of the compensation committee;

•	$5,000 per year additionally for service as member of the compensation committee (excluding committee chair);

•	$8,000 per year additionally for service as chair of the corporate governance and nominating committee, increased from $5,000 per year, effective January 1, 2022; and

•	$4,000 per year additionally for service as member of the corporate governance and nominating committee, increased from $3,000 per year, effective January 1, 2022 (excluding committee chair).

All cash payments to non-employee directors who served in the relevant capacity at any point during the immediately preceding prior fiscal quarter will be paid quarterly in arrears. A non-employee director who served in the relevant capacity during only a portion of the prior fiscal quarter will receive a pro-rated payment of the quarterly payment of the applicable cash retainer.

Equity Compensation

Each new non-employee director will be granted an initial option grant with respect to 10,000 shares of our Common Stock, with

50% of the grant vesting on each of the first two anniversaries of the date of grant. Commencing with fiscal 2023, each current non-employee director will be granted an annual option grant with respect to 6,667 shares of our Common Stock, with 100% of the grant vesting on the earlier of (i) the one year anniversary of the date of grant, and (ii) the day immediately prior to the next annual meeting of stockholders.

The Company intends to make annual equity grants to non-employee directors coincident with each annual meeting of stockholders. Accordingly, on June 30, 2023, each non-employee director received an annual option grant with respect to 6,667 shares of our Common Stock, with a grant date fair value of $16,854, which grant will vest one year after the grant date, subject to the grantee’s continued service through that date.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, with our directors and executive officers, including those discussed in the sections titled “Management and Corporate Governance” and “Executive Compensation,” the following is a description of each transaction since January 1, 2022 or any currently proposed transaction in which:

•	we have been or are to be a party to;

•	the amount involved exceeded or exceeds $120,000 or 1% of the average of our total assets as of the end of the last two completed fiscal years; and

•

any of our current directors and executive officers, 14F Directors or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

For information on our compensation arrangements, including employment, termination of employment and change in control arrangements, with our directors and executive officers, please see the section captioned “Executive Compensation” in this Information Statement.

Certain Anticipated Transactions with 14F Directors

The Company and each of the 14F Directors are expected to enter into director offer letter agreements, effective October 21, 2024 (the “Director Offer Letters”), pursuant to which each 14F Director will receive annual cash compensation of $60,000 (pro-rated for the current year) as payment for his services as a member of the Board in accordance with the Company’s standard non-employee director compensation program. In addition, each of the 14F Directors is expected receive an initial stock option grant of 60,000 option shares with 50% vesting on each of the first two anniversaries of such grant date pursuant to the terms of the Director Offer Letters and the Company’s non-employee director compensation program. The foregoing description of the Director Offer Letters does not purport to describe all of the terms of such agreements and is qualified in its entirety by reference to the Director Offer Letters, a form of which is filed with the Pricing 8-K as Exhibit 10.4 and incorporated herein by reference.

In connection with the Private Placement, BSquared Capital Inc., the entity in which Mr. Bellini serves as a Managing Partner, has agreed to make an investment in the Company of approximately $2,000,000 and will receive (i) 1,460,000 shares of Common Stock, (ii) 730,000 Series A-1 Warrants to purchase shares of Common Stock or, in lieu thereof, pre-funded warrants to purchase the same number of shares of Common Stock and (iii) 1,342,416 Series B-1 Warrants to purchase shares of Common Stock or, in lieu thereof, pre-funded warrants to purchase the same number of shares of Common Stock (such securities, including the underlying shares of Common Stock, collectively, the “BSquared Securities”)

In connection with the Private Placement, Mr. Munshi’s family office made an investment in the Company of approximately $500,000 and will receive (i) 365,000 shares of Common Stock, (ii) 182,500 Series A-1 Warrants to purchase shares of Common Stock or, in lieu thereof, pre-funded warrants to purchase the same number of shares of Common Stock and (iii) 335,604 Series B-1 Warrants to purchase shares of Common Stock or, in lieu thereof, pre-funded warrants to purchase the same number of shares of Common Stock (such securities, including the underlying shares of Common Stock, collectively, the “Munshi Securities”).

In connection with the Private Placement, Mr. Kush’s revocable trust made an investment in the Company of approximately $200,000 and will receive (i) 145,000 shares of Common Stock, (ii) 72,500 Series A-1 Warrants to purchase shares of Common Stock or, in lieu thereof, pre-funded warrants to purchase the same number of shares of Common Stock and (iii) 133,322 Series B-1 Warrants to purchase shares of Common Stock or, in lieu thereof, pre-funded warrants to purchase the same number of shares of Common Stock (such securities, including the underlying shares of Common Stock, collectively, the “Kush Securities”).

In connection with the Private Placement, entities associated with Soleus, of which Mr. Canner is a Partner, agreed to make an investment in the Company of approximately $21,500,000 and will receive (i) 6,325,000 shares of Common Stock, (ii) 9,370,000 Pre-Funded Warrants, (iii) 7,844,080 Series A-1 Warrants to purchase shares of Common Stock or, in lieu thereof, pre-funded warrants to purchase the same number of shares of Common Stock and (iv) 14,424,684 Series B-1 Warrants to purchase shares of Common Stock or, in lieu thereof, pre-funded warrants to purchase the same number of shares of Common Stock (such securities, including the underlying shares of Common Stock, collectively, the “Soleus Securities”, and, with the BSquared Securities, the Munshi Securities and the Kush Securities, the “Closing Director Securities”).

The Company is selling the Closing Director Securities in reliance on the exemption from registration afforded by Section 4(a)(2) of the Securities Act and corresponding provisions of state securities or “blue sky” laws. Accordingly, the Closing Director Securities have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities laws.

Certain Option Grants and Option Repricing

The current members of the Board of Directors and Mr. Lees-Rolfe each had the exercise price of all of their existing outstanding options amended to fair market value as of the close of business on October 9, 2024. Such amendment is subject to stockholder approval.

The Company intends to restore through the granting of stock options the fully diluted employee ownership positions for current directors, management and employees as follows: (i) current directors, the Company’s Chief Financial Officer and other non-C-suite employees will be granted stock options under the 2020 Plan to restore their percentage ownership of the Company on a fully diluted basis to what such fully diluted ownership was immediately before the Offering; and (ii) the Company’s Chief Executive Officer, Dr. Milton Werner, will be granted new options under the 2020 Plan equal to 5.5% of the fully diluted shares of Common Stock following the close of the Offering. All such grants (i) will have an exercise price no lower than the fair market value of the Common Stock at time of grant and (ii) are subject to stockholder approval of an amendment to the Certificate of Incorporation to increase the number of authorized shares of the company and stockholder approval of an amendment to the Company’s incentive stock plan.

Indemnification Agreements

We entered into separate indemnification agreements with each of our directors and executive officers, in addition to the indemnification that is provided for in our Certificate of Incorporation and Amended and Restated Bylaws. The indemnification agreements and our Certificate of Incorporation and Amended and Restated Bylaws that became effective upon the completion of December 2020 initial public offering require us to indemnify our directors, executive officers and certain controlling persons to the fullest extent permitted by Delaware law. See the section captioned “Management and Corporate Governance – Limitation of Liability and Indemnification” for additional information.

Director Independence

Our Common Stock is listed on Nasdaq. Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation and corporate governance and nominating committees be independent. Audit committee members and compensation committee members must also satisfy the independence criteria set forth in Rule 10A-3 and Rule 10C-1, respectively, under the Exchange Act. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

To be considered to be independent for purposes of Rule 10A-3 and under the rules of Nasdaq, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board of directors committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

To be considered independent for purposes of Rule 10C-1 and under the rules of Nasdaq, the board of directors must affirmatively determine that each member of the compensation committee is independent, including a consideration of all factors specifically relevant to determining whether the director has a relationship to the company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the company to such director; and (ii) whether such director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary of the company.

Our Board of Directors undertook a review of its composition, the composition of its committees and the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each non-employee director concerning his or her background, employment and affiliations, including family relationships, our Board of Directors has determined that none of our directors have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of Nasdaq and Rule 10A-3 and Rule 10C-1under the Exchange Act. Only Dr. Werner is not independent under Nasdaq’s independence standards.

In making these determinations, our Board of Directors considered the current and prior relationships that each non-employee director has with our Company and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in this section.

Delinquent Section 16 Reports

Section 16(a) of the Exchange Act, requires our executive officers and directors, and persons who beneficially own more than 10% of a registered class of our Common Stock, to file initial reports of ownership and reports of changes in ownership with the SEC. These officers, directors and stockholders are required by SEC regulations to furnish us with copies of all reports that they file.

Based solely upon a review of copies of the reports furnished to us during the year ended December 31, 2023 and thereafter, or any written representations received by us from directors, officers and beneficial owners of more than 10% of our Common Stock (“reporting persons”) that no other reports were required, we believe that all reporting persons filed on a timely basis all reports required by Section 16(a) of the Exchange Act during the year ended December 31, 2023.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Forms 10-K and 10-Q, respectively, with the SEC. Copies of such material can be obtained on the SEC’s website (http://www.sec.gov) that contains the filings of issuers with the SEC through the EDGAR system.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

INHIBIKASE THERAPEUTICS, INC.

Dated: October 10, 2024

By:	/s/ MILTON H. WERNER, Ph.D.
Milton H. Werner, Ph.D.
President and Chief Executive Officer